November 8, 2004

VIA FAX AND OVERNIGHT MAIL

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 03-05
Washington, D.C. 20549-0303

Attention: Ms. Abby Adams

  RE:
  AMC Entertainment Inc.
  Amendment No. 1 to Schedule 13E-3 filed on October 22, 2004
  File No. 5-34911

  Amendment No. 1 to Schedule 14A filed on October 22, 2004
  File No. 1-08747

Dear Ms. Adams:

        On behalf of AMC Entertainment Inc. (the "Company"), we are delivering herewith for filing pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), a Revised Preliminary Proxy Statement (the "Revised Proxy Statement") on Schedule 14A and pursuant to Rule 13e-3 of the Exchange Act an Amendment No. 2 ("Amendment No. 2") to the above-referenced Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3"). For your convenience, we are also providing you with courtesy copies of the Revised Proxy Statement and Amendment No. 2 marked to show all changes made since their filing with the Commission on October 22, 2004.

        The Revised Proxy Statement and Amendment No. 2 contain the responses of the Company to the Staff's comments on the above-referenced Proxy Statement and the Schedule 13E-3 as contained in the Staff's letter dated November 3, 2004 (the "Comment Letter"). The comments of the Staff are set forth in their entirety in bold text below, and responses to such comments are set forth in plain text immediately beneath each comment.

1.
We note your response to prior comment 1. As discussed in our Current Issues Outline, the staff has consistently taken the position that members of senior management are affiliates of the company. Rule 13e-3(b)(2) requires that affiliates engaged in a going-private transaction, directly or indirectly, must comply with the requirements of Rule 13e-3. Please revise the filing to add Mssrs. Brown and Singleton as filing persons and make the necessary revisions to comply with the filing, disclosure and dissemination requirements of Schedule 13E-3. Furthermore, we note your response here and to prior comment 15 and reissue this comment with respect to those members of management who may obtain equity interests in the surviving entity. It appears that the equity interests must be determined prior to dissemination of this filing or it is unclear how these parties will satisfy the requirements of Rule 13e-3.

  In response to the Staff's comment, the Company has revised the Schedule 13E-3 to add Messrs. Brown and Singleton as filing persons, and has revised the disclosure in the Revised Proxy Statement accordingly.

  With respect to other members of AMCE management who may obtain equity interests in the surviving entity, the Company respectfully submits to the Staff that these individuals are not affiliates engaged in the going-private transaction.

  In addition to Messrs. Brown and Singleton, six members of the Company's senior management will be given the opportunity to acquire equity interests in Holdings, or be granted options for equity interests pursuant to the new management stock option program described on page 98 of the Revised Proxy Statement. It is the Company's view that none of these individuals are "affiliates" of AMCE within the meaning of Rule 13e-3(a)(1), i.e., none of these individuals control, directly or indirectly, AMCE. None of these individuals currently serve on AMCE's Board of Directors or will serve on the board of directors of AMCE or Holdings following the merger.

  Nevertheless, even if the Staff believes that such members of senior management are affiliates of AMCE, the Company respectfully submits that such individuals are not engaged in the transaction. A number of factors support the Company's conclusion in this matter.

          Equity Ownership.    As the Staff has noted in its Current Issues Outline, an important factor for consideration in determining whether members of management are engaged in a going private transaction is whether such members of management will ultimately hold a material amount of the surviving company's outstanding equity securities.

          As disclosed in the Revised Proxy Statement, members of AMCE's senior management will be given the opportunity to roll over or invest 1/3 or more of the net after-tax value of their current AMCE equity holdings in Holdings. In addition, equity awards representing up to 6% of the equity in Holdings will be available under an option plan (such options will vest over a five year period from the date of grant); of the 6% available under the plan, awards representing an aggregate of only 2% of the equity of Holdings have been designated for grant to the six individuals in question.

          As illustrated in the table set forth on Attachment A to this letter, the six individuals in question possess a very small equity interest in AMCE before the transaction and will own a very small equity interest in Holdings following the transaction, even assuming (i) full reinvestment by such individuals of the value of their current AMCE equity (which the Company has been informed is highly unlikely) and (ii) full vesting of the equity-based awards under the new option plan (which such awards, as indicated above, will vest over a five year period from the date of grant).

          The Company has advised us that each of these individuals has informed the Company that no definitive decision as to whether to make an investment in Holdings, nor any decision as to the size of any such investment, has been made at this time.

          No Board Membership.    None of the individuals in question will serve on the Board of AMCE or Holdings following the merger.

          No Voting of Shares.    It is anticipated that members of AMCE management who elect to invest in Holdings and receive equity interests in Holdings will be required to become parties to a stockholders agreement pursuant to which such individuals will agree to vote their shares as directed by the JPMP Investors and the Apollo Investors. Further, the stockholders agreement will contain restrictions on transfer of any shares in Holdings as well as "drag along" rights, pursuant to which the JPMP Investors and the Apollo Investors could compel a sale of such shares in connection with a sale of Holdings to another party. These provisions underscore the Company's belief that none of these members of management, even if they obtain equity in Holdings through the option plan, would in any capacity "control" Holdings.

          No Active Participation in Pursuit of Transaction.    The Company further respectfully notes to the Staff that the members of AMCE's senior management in question were not the driving force behind the pursuit of the transaction; as disclosed in the proxy statement under the caption "Background of the Transaction," the AMCE Board had long been engaged in pursuit of a transaction that would deliver value to the Company's stockholders. Further, as none of the individuals were members of AMCE's Board, they were not actively involved in the deliberation of the transaction.

          Employment Arrangements.    Finally, it is noted that the transaction is not conditioned on the members of management in question entering into new employment agreements, nor was the continued employment of any such members of management discussed with such individuals prior to announcement of the transaction. None of the six individuals in question will be entering into new employment agreement in connection with the transaction. At this time, the employment agreements for Messrs. Brown and Singleton are being revised to reflect the new, post-transaction ownership structure.

  For the foregoing reasons, the Company respectfully submits that the members of AMCE's senior management who may invest in Holdings immediately prior to or upon consummation of the transaction are not affiliates engaged in a going private transaction. Accordingly, such individuals have not been added as filing persons to the Schedule 13E-3.

2.
We note your response to prior comment 3. Confirm that should the planned syndications occur prior to the completion of the merger, you will revise your filing documents accordingly. Also, please revise your disclosure to include the dollar limitations provided in your response.

  The Company has been informed that the syndications will occur immediately prior to completion of the merger, and has revised the document accordingly. In response to the Staff's comment, the Company has further revised the disclosure on pages 32, 100 and 105 to include dollar limitations discussed in its previous response.

3.
We note your response to comment 6. Revise the disclosure document to summarize the differences between Goldman's May 25 and July 19 presentations. In addition, summarize the Lazard break-up fee analyses in the document. Finally, the Lazard presentations to the independent committee should also be summarized in the document and filed as exhibits to the Schedule 13e-3. We disagree with your analysis that these materials are not materially related to the transaction. Please see In the Matter of Meyers Parking System, Inc., Exchange Act Release No. 26069 (Sept. 12, 1988) and the no-action letter Charles L. Ephraim (Sept. 30, 1987).

  In response to the Staff's comment, the Company has revised the disclosure on page 88 of the Revised Proxy Statement to summarize the differences between Goldman Sachs' May 25, 2004 presentation and its July 19, 2004 presentation.

  In addition, the Company has added additional disclosure with respect to Lazard's break-up fee analysis on page 47 of the Revised Proxy Statement. Finally, the Company has provided additional disclosure with respect to the Lazard presentations to the Independent Committee on page 36 of the Revised Proxy Statement, and has filed such materials as Exhibits (c)(8), (c)(9), (c)(10) and (c)(11) to Amendment No. 2. Additional materials furnished to the independent committee have also been filed as Exhibits (c)(12) and (c)(13).

4.
We note your response to comment 15 and reissue the comment. It appears that this information must be provided prior to dissemination of the disclosure document, as discussed above. It is unclear how the company and the remaining filing persons can satisfy their disclosure requirements under Item 1013 of Regulation M-A without this information.

  The Company has revised the disclosure on page 33 of the Revised Proxy Statement in response to the Staff's comment to provide information with respect to the filing persons Messrs. Brown and Singleton. With respect to other members of AMCE management who may acquire equity interests in Holdings on or prior to consummation of the merger, we respectfully direct the Staff to our response to comment #1 above, and the Company's analysis with respect to such other individuals not being affiliates engaged in the going private transaction (and therefore not filing persons).

5.
Revise to clarify who first suggested the prospect of taking the company private and when this occurred.

  The Company has revised the disclosure on page 37 of the Revised Proxy Statement in response to the Staff's comment.

6.
We note statements in the Delaware consolidated class action complaint regarding potential current or past relationships between Mr. Vardeman and Polsinelli. With a view toward disclosure, describe any such relationships, if they exist, and any compensation Mr. Vardeman received. Also tell us whether Polsinelli received or is to receive compensation from the company for past or contemplated future relationships.

  We supplementally advise the Staff that Mr. Vardeman joined the predecessor law firm to Polsinelli Shalton Welte Suelthaus PC ("Polsinelli") as a shareholder in June 1983. He resigned from the firm in January 1998. Mr. Vardeman has been a member of the Company Board since 1983, during which time he has received director fees in accordance with the Company's director compensation policies in effect from time to time. During the first few years in which Mr. Vardeman was both a member of the Company Board and a shareholder of Polsinelli, he remitted the director fees he received from the Company to Polsinelli in accordance with Polsinelli policy. After Polsinelli modified its policy regarding director fees approximately 18 years ago, Mr. Vardeman retained his director fees and did not remit them to Polsinelli. Since January 1998, Mr. Vardeman has not been associated with Polsinelli and since that time he has not received any compensation from Polsinelli other than deferred compensation and severance payments (in accordance with Polsinelli's shareholders agreement in effect at the time of Mr. Vardeman's retirement from the firm), all of which have been paid in full. Polsinelli does not presently compensate Mr. Vardeman in any manner. Mr. Vardeman has not been and will not be compensated by Polsinelli in connection with the Independent Committee's engagement of Polsinelli with respect to the merger. Polsinelli performed specific legal assignments on behalf of certain affiliates of the Company during the period from 1986 until 2001 related to the proposed development of the Power & Light district in downtown Kansas City, Missouri. Other than the compensation for those specific assignments, the limited amount of director fees remitted to Polsinelli by Mr. Vardeman and compensation for Polsinelli's work on behalf of the Independent Committee and the other independent committees of the Company Board described in the Revised Proxy Statement, Polsinelli has not received any compensation from the Company or its affiliates, and no future relationship between Polsinelli and the Company or its affiliates is currently contemplated. The Independent Committee believed that Polsinelli was sufficiently independent of the Company, its management and major stockholders to fairly and effectively represent the interests of the Independent Committee.

7.
We note your response to comment 33 and the added disclosure in this section. Clarify why Lazard did not use the premiums analysis in evaluating the fairness of the transaction.

        The Company has revised the disclosure on page 48 of the Revised Proxy Statement in response to the Staff's comment.

8.
We note your response to prior comment 21 and we reissue this comment. Revise to explain the "current economic, industry and market conditions" "and the "nature of the conditions to the obligations of such [reputable] institutions," as well as similar generalizations included in each filing persons fairness discussion. Quantify the factors considered to the extent possible. For example, quantify the percentage of transaction equity value represented by the termination fee, the amount of cash AMCE had on hand, and AMCE trading discount, among others. Where you cite the fact that this transaction compares favorably with the factors analyzed by the fairness advisors, revise to quantify each so that the favorable comparison is included in this section. For example, where the independent committee cites Lazard analysis, quantify the factors cited in each bullet point.

        The Company has revised the disclosure on pages 52-62 of the Revised Proxy Statement in response to the Staff's comment.

9.
Revise to clarify what consideration each of the filing persons gave to the following information:

•
Goldman's past and current relationships with the company and affiliates engaged in the transaction and the compensation Goldman received or will receive in connection with those relationships;

•
The timing of the announcement of this transaction, on the same date as the company's "record" financial results, and whether this suppressed a more positive increase in the market price of the company's common stock;

•
The premiums analysis prepared by Lazard; and

•
Whether AMCE trades lower than its peer group due to its complex corporate structure.

  The Company has revised the disclosure on pages 52-73 of the Revised Proxy Statement in response to the Staff's comment.

  The Company also supplementally advises the Staff that certain of the above factors were not relevant to the determinations by some of the filing persons. For example, the relationships of Goldman Sachs were not relevant to the consideration of the Apollo Investors, the JPMP Investors, Marquee and Holdings as such parties did not rely on the opinion of Goldman Sachs in making their determination as to fairness.

  The premiums paid analysis performed by Lazard was not available to, and therefore not considered by or relevant to the analysis of, the Board, the Apollo Investors, the JPMP Investors, Marquee, Holdings and the Management Investors.

10.
Disclose who represented the Class B stock in the negotiation of the proposed merger. We note that Charles Egan, Jr. was appointed to oversee negotiations on behalf of the entire Board.

  The Company has revised the disclosure on page 53 of the Revised Proxy Statement in response to the Staff's comment and to clarify that the Durwood Voting Trust is the sole holder of shares of Class B stock. We respectfully direct the staff to page 46 of the Revised Proxy Statement where it is indicated that Hughes Hubbard & Reed LLP served as legal counsel to the Durwood Voting Trust.

11.
We note your response to prior comment 24. Provide disclosure regarding the Board's consideration of tax effects to Apollo and management.

  The Company has provided additional disclosure on page 61 of the Revised Proxy Statement in response to the Staff's comment.

12.
We reissue comment 29 with respect to the fairness determinations by each filing person. Provide further explanation regarding why the board and special committee did not consider the factors discussed on pages 58-9 and 59-60. Provide similar clarification for the remaining filing persons. Note, for example, that it is not sufficient to state that liquidation value was not considered because the company does not intend to liquidate. See Q&A No. 20 in Exchange Act Release No. 17719 (April 13, 1981). The explanation regarding why each factor was not considered should address why the party did not feel that factor was material or appropriate without reference to other Item 1014 factors.

  The Company has revised the disclosure on pages 62-73 of the Revised Proxy Statement in response to the Staff's comment.

13.
We reissue comment 39 with respect to Holdings and Marquee. Each filing person must include a statement as to whether it believes that the Rule 13E-3 transaction is procedurally and substantively fair to unaffiliated security holders and an analysis of the material factors upon which each relied in reaching such a conclusion. If a filing person relied on the analysis of another, such as the board, independent committee, or the financial advisor, it must expressly adopt the analyses of the party that performed the Item 1014 analysis in order to fulfill its disclosure obligation. It appears that Apollo, JPMP and Marquee are relying on the analysis of the board and/or special committee. For example, on page 62, Apollo cites the board's belief regarding the need for an unaffiliated representative. The determination should address Apollo's beliefs or adopt the board's analysis regarding procedural fairness. Please note that a filing person cannot insulate itself from liability by relying upon another's analysis that does not comply with the specific disclosure requirements of Schedule 13E-3. Revise each fairness determination accordingly.

  The Company has revised the disclosure on pages 64-73 of the Revised Proxy Statement in response to the Staff's comment.

14.
Disclose the criteria each financial advisor used to select comparable transactions and comparable companies. Clarify why Lazard did not include the transactions listed at the bottom of page 19 of its July 19, 2004 presentation as comparable transactions.

  With respect to the precedent transactions analysis performed by Lazard, the Company has revised the disclosure on pages 77 and 78 of the Revised Proxy Statement in response to the Staff's comment.

  With respect to the comparable companies analysis performed by Lazard, the Company respectfully submits that the disclosure on pages 75 and 76 of the proxy statement was previously revised to disclose the criteria used by Lazard to select the comparable companies used in such analysis. With respect to the comparison of selected theatre exhibitors and selected transaction analyses performed by Goldman Sachs, the Company has revised the disclosure on pages 84-86 of the Revised Proxy Statement in response to the Staff's comment.

15.
We reissue comment 31. Please advise us whether the fairness opinions relate only to unaffiliated security holders, as that term is defined in Rule 13e-3(a)(4), rather than stating what the financial advisors intended. If the opinions address the fairness of the transaction to any person other than the unaffiliated security holders only, then revise the disclosure to clarify what consideration the board and independent committee gave to this fact. We note that the references to the fairness opinions on pages 49 and 53 do not clarify this information.

  By way of clarification, we respectfully note to the Staff that the fairness opinions delivered by each of Goldman Sachs and Lazard relate solely to stockholders who satisfy the definition of "unaffiliated stockholders" under Rule 13e-3(a)(4); however, both such opinions exclude (i) the holder of the Company's Class B stock, the Durwood Trust and (ii) members of Company management who may invest in Holdings but are not filing persons, all of whom (other than Messrs. Brown and Singleton) we believe would also qualify as "unaffiliated stockholders" under Rule 13e-3(a)(4). The reference to the financial advisors' respective intentions refers solely to the fact that each sought to provide a fairness opinion to each of the Company's "unaffiliated stockholders" (although ultimately each excluded the Durwood Trust and certain members of Company management) from the ambit of their opinion.

  We have clarified the disclosure on pages 52, 53 and 57 of the Revised Proxy Statement to clarify that each of the Company Board and the Independent Committee was aware of the fact that the opinions of Goldman Sachs and Lazard, respectively, did not address the fairness of the transaction to the Durwood Trust and members of Company management who are not filing persons but may invest in Holdings, but each of the Company Board and the Independent Committee concluded nevertheless that the transaction was fair to the unaffiliated stockholders as a whole.

16.
We note your response to prior comment 34. First, you respond that Goldman's analysis did not include the ordinary step of calculating a price range under the trading and transaction comps analysis. Please explain this in your disclosure. Second, clarify here that Goldman used the management projections to calculate cash flows in its DCF and LBO analysis.

  The Company respectfully submits that it has appropriately summarized the analyses that Goldman Sachs customarily performs and provided to the Board of Directors of AMCE. After consultation with Goldman Sachs, the Company respectfully submits that disclosure of the fact that Goldman Sachs has not calculated a range of implied values for the comparable companies and selected transactions analyses should not be required when, in the opinion of Goldman Sachs, any such calculation would not be meaningful and would be an oversimplification of a nuanced and complex analysis. However, to provide additional insight into what Goldman Sachs believes are the appropriate reference points, we are supplementing the disclosure as described below.

  With respect to the selected transactions analysis, Goldman Sachs is of the view that the two most appropriate reference points, which are included in the "Transactions Since 2000" and are already referred to under "Special Factors—Background of the Merger" in the description of Goldman Sachs' discussions with AMCE's Board of Directors on June 21, 2004, are the acquisitions of Loews Cineplex and Cinemark in 2004. These two recently completed transactions are the two largest acquisitions in the theatre exhibition industry in that period and, in the view of Goldman Sachs, the most relevant. Accordingly, we have included additional disclosure with respect to these transactions in the selected transaction analysis section which we believe provides a clear basis for comparison of the merger to the two most relevant of the selected transactions.

  With respect to the comparable companies analysis, the table included in the description of this analysis indicates that, as a multiple of enterprise value to LTM EBITDA at March 31, 2004, the Company's multiple is 6.2x in comparison to multiples of 7.2x and 8.4x for Carmike Cinemas Inc. and Regal Entertainment Group, respectively. We respectfully submit that these varying multiples are merely reflections of how the public markets value these different companies and is not suggestive of a meaningful range of value for the merger. Accordingly, we propose not to make any additional disclosure.

  In addition, the Company has revised the discounted cash flow analysis and leveraged buyout analysis to clarify that forecasted financial information used by Goldman Sachs was based on AMCE management's projections.

17.
Refer to the disclosure on pages 79-80. Revise to disclose the compensation paid to or to be paid to Goldman with respect to each material relationship between Goldman, its affiliates and/or unaffiliated representatives and AMCE and/or its affiliates, as required by Item 1015(b)(4) of Regulation M-A.

  The Company has revised the disclosure on pages 89 and 90 of the Revised Proxy Statement in response to the Staff's comments.

18.
We reissue comment 41. You must disclose all projections that were provided to the third party advisors. Revise to disclose the differences between the two sets of projections and the reasons for the changes, as discussed in your supplemental response.

  The Company has revised the disclosure on pages 91-95 of the Revised Proxy Statement in response to the Staff's comment. The Company again confirms for the Staff that all material non-public information that formed the basis for the fairness analyses has been disclosed in the filing.

19.
We reissue comment 43. You may explain that you did not prepare information included in the document, but you may not disclaim responsibility for the information. If the information is inaccurate or the assumptions and estimates are no longer valid, then revise to disclose these facts and explain why this information should not be relied upon.

  The Company has revised the disclosure on page 95 of the Revised Proxy Statement in response to the Staff's comment.

20.
Your disclosure under the New Option Program states that "the aggregate number of options to be issued under the new management stock option plan is expected to represent 6% of the fully-diluted outstanding common stock of Holdings as of the consummation of the merger." Please reconcile this disclosure with your response to prior comment 1.

  The Company respectfully submits that the management stock option plan contemplates equity-based awards representing 6% of the fully-diluted common stock of Holdings as of consummation of the merger. However, the allocation of awards representing only 5% of the fully-diluted equity of Holdings has been determined at this time. As indicated immediately below the table contained in our response to prior comment 1, awards representing 1% of the fully-diluted common stock of Holdings have been reserved for future grant to individuals yet to be determined (e.g., future hires, new participants in the plan, or supplemental awards). Accordingly, the analysis contained in our previous response was based on the assumption that the identifiable individuals (i.e., current members of AMCE senior management) would receive equity awards representing only 5% of the 6% available for grant.

21.
We note your response to prior comment 44 and reissue the comment. As discussed in your supplemental response, these parties do have interests in the transaction, and these interests should be disclosed in this section.

  The Company has revised the disclosure on page 107 of the Revised Proxy Statement in response to the Staff's comment.

22.
We reissue comment 45. Revise this section to disclose the material tax consequences of the transaction to the company, its affiliates and the unaffiliated security holders, as required by Item 1013(d) of Regulation M-A. Delete qualifying words such as "generally" or "should," or revise the disclosure to clarify why you are not certain of the material federal tax consequences, as discussed in our prior comment. In doing so, clarify the tax consequences to common stockholders.

  The Company has further revised the disclosure on pages 114 and 115 of the Revised Proxy Statement to clarify the material tax consequences of the transaction to the Company, its affiliates, and unaffiliated security holders. In response to the Staff's comment, the Company has also removed the qualifying words (such as "should" and "generally") contained in the document.

* * * * * *

        We appreciate the Staff's attention to this matter. Should you have any questions, or wish to discuss any of the responses set forth above or in the Revised Proxy Statement, please do not hesitate to contact Eileen Nugent at (212) 735-3176, Howard Ellin at (212) 735-2438, Gregg Winiarski at (212) 735-4197 or Brandon Van Dyke at (212) 735-3743.

Sincerely
Gregg Winiarski
cc:
Eileen T. Nugent, Esq.
Howard L. Ellin, Esq.
Kevin M. Connor, Esq.
Samuel A. Fishman, Esq.
David M. Schwartzbaum, Esq.
Michael R. Hannon
Daniel A Neff, Esq.
David C. Karp, Esq.
Michael D. Weiner, Esq.

  Attachment A

Management Ownership Interests Post-Transaction

	(a) Percent of AMCE Common Stock Beneficially Owned Before Transaction	(b) Pre-Tax Value of Equity Holdings in AMCE (Stock, Options, DSU's)	(c) Estimated After-Tax Value of Equity Holdings in AMCE (after tax at 43.5%) ((b) * .565)	(d) Percent of Holdings Equity Assuming Full Reinvestment	(e) Amount of Reinvestment (assuming investment of 1/3 of After-Tax Value of Equity Holdings in AMCE) ((c) * .33)	(f) Percent of Holdings Equity assuming 1/3 Reinvestment	(g) Expected Maximum Equity Available for Grant under Option Pool	(e) Maximum Potential Equity Stake in Holdings (d) + (g)
Craig Ramsey	0.2%	$859,032	$485,353	0.06%	$160,167	0.02%	0.50%	0.56%
Richard Walsh	0.1%	811,500	458,497	0.06%	151,304	0.02%	0.50%	0.56%
John McDonald	0.3%	761,171	430,062	0.05%	141,921	0.02%	0.25%	0.30%
Rolando Rodriguez	0.2%	640,404	361,829	0.05%	119,403	0.02%	0.25%	0.30%
Mark McDonald	0.2%	504,056	284,792	0.04%	93,981	0.01%	0.25%	0.29%
Kevin Connor	Less than 0.1%	216,847	122,518	0.02%	40,431	0.01%	0.25%	0.27%
Total	Less than 1.1%	$3,793,010	$2,143,051	0.28%	$707,207	0.09%	2.0%	2.28%